Exhibit 99.1

Sapiens to Participate Virtually in the 17th Annual Needham Technology & Media Conference on Monday, May 16th

Holon, Israel, April 27, 2022 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that members of the management team would participate in the Needham 17th Annual Needham Technology & Media Conference. The company will conduct virtual one-on-one meetings on Monday, May 16th, 2022, and host a fireside chat at 9:30 am Eastern time the same day.

For more information about the conference or to schedule a meeting with Sapiens, please contact your representative at Needham.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions, and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation, and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data, and digital requirements. For more information: www.sapiens.com.

Media Contact Shay Assaraf Chief Marketing Officer, Sapiens Shay.assaraf@sapiens.com	Investor Relations Contact Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

www.sapiens.com